September 5, 2018

Gregory D. Smith
Chief Financial Officer
The Boeing Company
100 N. Riverside Plaza
Chicago, IL 60606-1596

       Re: The Boeing Company
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed on February 12, 2018
           Form 10-Q for Fiscal Quarter Ended June 30, 2018
           Filed on July 25, 2018
           File No. 001-00442

Dear Mr. Smith:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended June 30, 2018

Note 1. Basis of Presentation
Revenues and Related Costs Recognition , page 8

1. We note your disclosure on page 9 that incentive and award fees for long-term contracts that cannot be reasonably estimated are recorded when awarded. Please tell us how you have considered the guidance on reassessment of variable consideration. Please refer to
      ASC 606-10-32-14.
2. We note your disclosure on page 10 that in your commercial spare parts contracts you allocate the transaction price to each distinct performance obligation. Please tell us the
 Gregory D. Smith
FirstName LastNameGregory D. Smith
The Boeing Company
Comapany 5, 2018 Boeing Company
September NameThe
September 5, 2018 Page 2
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         nature of each performance obligation in these arrangements. In addition, tell us how you determined that the spare parts were not optional purchases. Please refer to ASC 606-10-
         25-1.
Note 5. Inventories, page 16

3. You disclose deferred production costs and unamortized tooling and other nonrecurring costs included in the inventory balance associated with the 787 program. Please disclose the total amounts of deferred production cost and unamortized tooling and other nonrecurring costs associated with all aircraft programs included in inventory. Refer to
         Rule 5-02.6(d)(i) of Regulation S-X for guidance. To the extent material, consider disclosing the amounts for each individual aircraft program.
Form 10-K for the Year Ended December 31, 2017

Note 21. Segment information, page 101

4. It appears you provide various products and services in your non-financing segments. Please tell us your consideration of presenting revenue from external customers for each product and service or each group of similar products and services as prescribed by ASC 280-10-50-40.
General

5. In a letter to the staff dated July 26, 2015, you described safety-of-flight services to customers located in Sudan and Syria and other contacts with those countries. We are aware of news reports indicating that Boeing aircraft operate in Sudan and Syria. We note also that you provide revenue figures on page 102 of the 10-K for sale to customers located in the Africa and the Middle East, regions that include Sudan and Syria.

         As you know, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls.
         Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria since your 2015 letter, including contacts with their governments, whether through subsidiaries, partners, customers, joint ventures or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 Gregory D. Smith
The Boeing Company
September 5, 2018
Page 3

absence of action by the staff.



       You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309
with any questions.



FirstName LastNameGregory D. Smith                    Sincerely,
Comapany NameThe Boeing Company
                                                      Division of Corporation
Finance
September 5, 2018 Page 3                              Office of Transportation
and Leisure
FirstName LastName